SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

(MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02862-1059


                           REQUIRED INFORMATION

I.     FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Independent Auditors' Report
   Statement of Net Assets Available for Plan Benefits as of
    December 31, 2002 and 2001
   Statements of Changes in Net Assets Available for Plan Benefits for
    the years ended December 31, 2002 and 2001
   Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Auditors

99.1 Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 27, 2003                            /s/ David D.R. Hargreaves
      -------------                            --------------------------
                                               David D. R. Hargreaves
                                               Senior Vice President and
                                               Chief Financial Officer of
                                               Hasbro, Inc.


                          Independent Auditors' Report


The Plan Trustees
Hasbro, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of
December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
May 30, 2003
                             HASBRO, INC. RETIREMENT SAVINGS PLAN

                   Statements of Net Assets Available for Plan Benefits

                                   December 31, 2002 and 2001


                                                     2002              2001
                                                     ----              ----
Assets:
    Cash                                        $     52,620            24,908
    Investments                                  186,647,403       223,240,406
                                                 -----------       -----------
          Total investments and cash (note 3)    186,700,023       223,265,314
                                                 -----------       -----------

Receivables:
     Loans to participants                         3,833,383         3,917,205
     Investment income                                    54                58
                                                 -----------       -----------
          Total receivables                        3,833,437         3,917,263
                                                 -----------       -----------

     Net assets available for plan benefits     $190,533,460       227,182,577
                                                 ===========       ===========




See accompanying notes to financial statements.









                            HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Changes in Net Assets Available for Plan Benefits

                           Years ended December 31, 2002 and 2001


                                                      2002           2001
                                                      -----          -----
Additions to net assets attributed to:
  Investment (loss) income:
    Net depreciation in fair
      value of investments                        $ (41,312,493)  (33,385,005)
    Dividends and interest                            4,633,577     6,669,908
                                                    -----------   -----------
        Total investment loss (note 3)              (36,678,916)  (26,715,097)
                                                    -----------   -----------

Contributions:
  Rollovers                                             417,641       997,033
  Employee contributions                             11,331,391    11,635,107
  Employer matching contributions                     7,620,565     7,792,965
                                                    -----------   -----------
        Total contributions                          19,369,597    20,425,105
                                                    -----------   -----------

            Total additions                         (17,309,319)   (6,289,992)

Termination, withdrawal and retirement
  payments directly to participants                  19,147,653    45,439,299
Administrative expenses                                 192,145       137,012
                                                    -----------   -----------
            Net decrease                            (36,649,117)  (51,866,303)

Net assets available for plan benefits:
  Beginning of year                                 227,182,577   279,048,880
                                                   ------------   -----------
  End of year                                    $  190,533,460   227,182,577
                                                   ============   ===========


See accompanying notes to financial statements.
                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2002 and 2001

(1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   (a)  General

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (the Company or Plan Administrator). Participation in the Plan is voluntary and eligibility provisions apply.

   (b)  Contributions

        Eligible employees could contribute up to 50% of their gross pay, limited to an annual maximum of $11,000, in 2002 and up to 18% of their gross pay, limited to an annual maximum of $10,500, in 2001. Contributions may be limited to less than the maximum percentage of gross pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' gross pay that they contribute, plus a 50% match of the next 4% of participants' gross pay that they contribute up to 6% of their gross pay. For Milton Bradley union employees the Company makes a 25% matching contribution of the participants' contributions up to 6% of their gross pay.

   (c)  Benefits

        All participants currently employed by the Company own, or are vested in, 100% of the total value of their plan account, including the Company's 401(k) matching contribution to the Plan except for Milton Bradley union employees who become 100% vested in Company contributions on January 1 following one year of service. A participant's entire vested account will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant.

        Participants of the Plan have the option of receiving their account either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.
                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2002 and 2001

   (d)  Participant Loans

        The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate based on the prime rate published in the Wall Street Journal. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence then the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

   (a) Basis of Accounting

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

        The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

   (b) Investments

        Investments are stated at fair value. Company stock held in the Hasbro Stock Fund is valued at the composite closing price on the New York Stock Exchange. The fair value for all other investments is determined daily by Fidelity Management Trust Company (the Trustee) on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

        Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

        Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2002 and 2001

   (c) Contributions

        Contributions from employees are accounted for when such contributions are deducted from wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted.

   (d) Payments of Benefits

       Benefits are recorded when paid.

   (e) Administrative Expenses

       The Plan bears all costs and general expenses incurred with regard to legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.


(3) Investment Information

   Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Magellan Fund, Fidelity Freedom Income Fund, the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity Freedom 2000, the Fidelity Freedom 2010, the Fidelity Freedom 2020, the Fidelity Freedom 2030, the Fidelity Freedom 2040, the Dreyfus Emerging Leaders Fund, the PIMCO Total Return Fund, the Spartan US Equity Index Fund, and the Fidelity Diversified International Fund.

   Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized company stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in 25% or more of their account invested in the Hasbro Stock Fund.

   Participants may also elect to invest their funds in the Fleet Stable Asset Fund. This fund is managed by Fleet Investment Advisors, Inc. and invests in fixed income contracts. This fund yielded approximately 5.32% and 6.10% for 2002 and 2001, respectively.


                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2002 and 2001

   The following table represents the fair values of investments which were 5 percent or more of the Plan's net assets as of December 31, 2002:

   Fidelity Magellan Fund                           $ 45,736,227
   Fidelity Equity Income Fund                        26,313,881
   Fidelity Growth Company Fund                       26,682,495
   Fleet Stable Asset Fund                            54,758,191

   During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(41,312,493) and $(33,385,005), respectively as follows:

                                                   Year Ended December 31,
                                                    2002             2001
                                                   ------           ------
   Shares in Registered Investment Companies   $(40,952,353)     (33,620,275)
   Hasbro, Inc. Common Stock Fund                  (360,140)         235,270
                                                -----------       ----------
                                               $(41,312,493)     (33,385,005)
                                                 ===========       ==========

(4) Related Party Transactions

   Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions.

(5) Plan Termination

   Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

   Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Federal Income Taxes

   The Internal Revenue Service issued a determination letter on January 21, 2003, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.


                         HASBRO, INC. RETIREMENT SAVINGS PLAN

        Schedule H, Line 4i - Statements of Assets Held for Investment
                           Purposes at End of Year

                        Year ended December 31, 2002

    Issuer                       Investment Description         Current Value
    ------                       -----------------------        -------------
Fidelity Magellan Fund*           Shares in registered         $ 45,736,227 **
                                   investment company

Fidelity Equity Income Fund*      Shares in registered           26,313,881 **
                                   investment company

Fidelity Growth Company Fund*     Shares in registered           26,682,495 **
                                   investment company

Fleet Stable Asset Fund           Common/collective trusts       54,758,191 **

Fidelity Freedom Income Fund*     Shares in registered              684,139
                                   investment company

Fidelity Freedom 2000*            Shares in registered              274,770
                                   investment company

Fidelity Freedom 2010*            Shares in registered            8,950,674
                                   investment company

Fidelity Freedom 2020*            Shares in registered            1,621,722
                                   investment company

Fidelity Freedom 2030*            Shares in registered            1,649,087
                                   investment company

Fidelity Freedom 2040*            Shares in registered              144,709
                                   investment company

Dreyfus Emerging Leaders Fund     Shares in registered            4,204,136
                                   investment company

PIMCO Total Return Fund           Shares in registered            6,827,083
                                   investment company

Spartan US Equity Index Fund      Shares in registered            3,302,327
                                   investment company

Fidelity Diversified              Shares in registered            4,489,635
 International Fund*               investment company

Hasbro Stock Fund                 Common Stock of Hasbro, Inc.    1,008,327
                                   and other short-term
                                   investments
                                                                -----------
  Investments                                                  $186,647,403
                                                                ===========

Loans to Participants*            Interest rate 8.5% to 9.5%   $  3,833,383

 *Party-in-interest

**Represents greater than 5% of Plan assets at December 31, 2002.

See accompanying independent auditors' report.